[Cooley Godward Kronish LLP Letterhead]
VIA EDGAR
December 23, 2008
Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Power Integrations, Inc.
Schedule TO-I
Filed December 3, 2008
Schedule TO-I/A
Filed December 8, 2008
File No. 5-52867
Ladies and Gentlemen:
     On behalf of Power Integrations, we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2008, with respect to the Schedule TO-I/A, Amendment No. 1, filed with the Commission on December 8, 2008 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter. Also, transmitted for filing is Amendment No. 2 to the Schedule TO filed by Power Integrations, Inc., reflecting changes made to such filing in response to the Comments.
Offer to Purchase
General
1. We note that you are limiting participation in this tender offer to employees who hold Eligible Options. Please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8), requiring that the offer be made to all holders of the class of securities subject to the tender offer.
The Offer is being conducted pursuant to the Division of Corporation Finance exemptive order dated March 31, 2001 (the “Order”), which grants an exemption from Rules 13e-4(f)(8)(i) and (ii) for exchange offers for employee stock options that meet four conditions:

“1. the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;
“2. the exchange offer is conducted for compensatory purposes
“3. the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and
“4. except as exempted in this order, the issuer complies with Rule 13e-4.”
With respect to each of these requirements:
1. Power Integrations is eligible to use Form S-8, and the options subject to the Offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act. There are no securities to be issued in exchange, so the third element of this requirement is not applicable.
2. The Eligible Options were granted to Eligible Employees to provide incentives to the Eligible Employees to work hard for the benefit of Power Integrations and its stockholders. The loss of that incentive aspect due to many of the Eligible Options being significantly “out-of-the-money” and the demoralization from not receiving any benefit from Eligible Options, is being partially ameliorated by the Offer, thereby providing a compensatory benefit.
3. Power Integrations has disclosed in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.
4. Power Integrations believes that, except as exempted in the Order, the Offer complies with Rule 13e-4.
Accordingly, for the reasons above, Power Integrations believes that the Offer falls within the parameters of the Order and, therefore, is not subject to Rules 13e-4(f)(8)(i) and (ii).
2. You state on page 3 that you are not making the offer to “nor will [we] accept any tender of Eligible Options from or on behalf of, employees in any jurisdiction in which the Offer or the making or acceptance of any tender would not comply with the laws of such jurisdiction.” The all-holders provision in Rule 13e-4(f) requires that your tender offer must be open to all security holders, including persons located in foreign jurisdictions. See Section II.G.1 of Release No. 34-58597. Please revise to ensure compliance with Rule 13e-4(f).

     We have deleted the language referenced in response to the comment.
Who may participate in the offer? Page 5
3. Please be advised that conditions of the offer may not be in the control of the offeror, which renders the offer illusory. In addition, all conditions to the offer, other than those conditions dependent upon receipt of government approvals, must be satisfied or waived prior to offer expiration and not “through” the Expiration Time. The disclosure on page 5 indicates, however, that individuals must remain employees through the Expiration Time in order to participate in the offer. This condition does not appear to comply with these requirements. Please revise or advise.
We have revised the language referenced in response to the comment so that the condition is now that the employee be employed until immediately prior to the Expiration Time. Further, we have added an additional sentence to clarify that Power Integrations will not terminate an employee’s employment solely for the purpose of causing the employee not to be an Eligible Employee.
Conditions to Completion of the Offer, page 18
4. We note the representation that the issuer may assert the conditions regardless of the circumstances giving rise to such conditions. Please revise to remove the implication that the offer conditions may be triggered through action or inaction by the bidder.
We have revised the language in response to the comment to state that the offer conditions may be triggered through action or inaction by the Power Integrations.
5. We note disclosure that any determination you make concerning the events described in Section III.9 will be final and binding. Revise to state that security holders may challenge the Company’s determinations in a court of competent jurisdiction.
We have revised the language in response to the comment.
* * * *
In addition, Power Integrations acknowledges:
•	Power Integrations is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Power Integrations may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to call me at (650) 843-5191, if you have any questions or would like any additional information regarding this matter.
Sincerely,
Cooley Godward Kronish LLP

By:	/s/ Brett D. White Brett D. White

cc:	Balu Balakrishnan, Chief Executive Officer and President, Power Integrations, Inc.
Clifford Walker, Vice President, Power Integrations, Inc.
Bill Roeschlein – Chief Financial Officer, Power Integrations, Inc.
Timothy J. Moore – Cooley Godward Kronish llp